July 9, 2007


Mail-Stop 4561


Mr. Frederick L. Hickman
President and Chief Executive Officer
New North Penn Bancorp, Inc.
216 Adams Avenue
Scranton, Pennsylvania 18503


Re:	New North Penn Bancorp, Inc.
	Form S-4
	Filed June 8, 2007
	File No. 333-143600


Dear Mr. Hickman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
General
1. Please comply with all comment in our letter of July 9, 2007 regarding the company`s filing on SB-2, file number 333-143601, that are also applicable to this registration statement.


Proxy/Prospectus cover page
2. Revise the first paragraph to clarify when the shares will be exchanged. In this regard, indicate the exchange will take place after completion of the new stock offering. In addition, clarify when will be the last date on which holders will be able to sell into the market stock that they currently hold.

Notice of Special Meeting
3. Revise to unbundled and separate the proposal for the second step conversion from the new holding company formation and label the new holding company proposal as information in the proxy and on the proxy card.
4. With regard to the second paragraph and the disclosure that only shareholders are entitled to receive notice, advise the staff as to how and when the eligible depositors will vote. (See the Conditions to Completing the Conversion and Offering, page 3 of the SB-2 filed concurrently by the Company.)
5. Revise the penultimate paragraph to add, "and in the Questions and
Answers and add a Q&A for, "How do I perfect my dissenters` rights" and include the material terms including and addresses needed for Notices.

Questions and Answers, page i
6. Revise to add a Q&A for, "Why is a new holding company being formed".

How We determined the Offering Range ...., page 6
7. Revise the last paragraph here and on page 33 to indicate whether or not the Board relied on RP Financial`s appraisal as an indication as to whether or not the common stock is an appropriate investment or in recommending the transaction be undertaken.

After-Market Performance ..., page 8
8. Revise to present the OTCBB listing first, followed by a space, before the remaining listings.








Risk Factors
Risks related to Our Business, page 14
Restrictions on Repurchase of stock, page 34
9. Revise to disclose the Company`s current intentions regarding repurchases during the next 12 months.

Our Business
Comparison of Shareholder Rights
Restrictions on Acquisition of new North Penn Bancorp, page 97
10. Revise each subsection to disclose any differences between North
Penn Bancorp and New North Penn Bancorp or indicate there are none.

Part II
Undertakings, page II-3
11. Revise to include the full language of paragraph (h) of Item
512
of regulation S-B.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
Item 6- Management`s Discussion and Analysis
Critical Accounting Matters, page 16

12. We note your disclosure that loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to non-interest income over the remaining lives of the associated loans. Paragraph 5 of SFAS 91 requires these fees/costs to be deferred and recognized over the life of the loan as an adjustment of yield (interest income). Please provide us with the following information:

* quantify loan origination fees and costs deferred and recognized for each period presented; and
* tell us how your accounting policy complies with the applicable guidance; if you conclude that you are not in compliance, please revise your financial statements and all other related disclosures (yield tables, etc.), or tell us why no such revision is necessary.

      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.







	The accounting staff are reviewing the accounting responses
and
may have additional comments based upon their review. Any
questions
regarding the accounting comments may be directed to Accounting Branch Chief Hugh West at (202) 551-33872. All other questions may
be directed to Michael Clampitt at (202) 551-3434 or to me at
(202)
551-3418.





							Sincerely,



							William Friar
						Senior Analyst
							Financial Services Group



CC:	Aaron Kaslow, Esq.
	Muldoon Murphy & Aguggia L.L.P.
	5101 Wisconsin Avenue N.W.
	Washington, DC 20016
	Phone (202) 686-4971
	Facsimile (202) 966-9409





Mr. Frederick L. Hickman
New North Penn Bancorp, Inc.
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